UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12080

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Post Properties, Inc.

401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Post Properties, Inc

4401 Northside Parkway, Suite 800

Atlanta, GA 30327

POST PROPERTIES, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Post Properties, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits and the supplemental schedule for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GIFFORD, HILLEGASS & INGWERSEN, LLP
GIFFORD, HILLEGASS & INGWERSEN, LLP

Atlanta, Georgia
June 23, 2010

POST PROPERTIES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
Investments, at fair value
Mutual funds	$21,048,210	$16,384,371
Common collective trust	2,711,396	2,304,559
Employer securities	1,422,229	1,253,554
Participant loans	729,637	721,754

TOTAL INVESTMENTS	25,911,472	20,664,238

Employer contribution receivable	700,006	772,438

Excess contributions payable to plan participants	(36,377)	(45,385)

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	26,575,101	21,391,291

Adjustments from fair value to contract value for fully benefit-responsive investments (common collective trust)	(4,306)	128,557

NET ASSETS AVAILABLE FOR BENEFITS	$26,570,795	$21,519,848

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2009

Contributions
Employer	$738,964
Participants	2,011,911
Rollover	10,343

TOTAL CONTRIBUTIONS	2,761,218

Investment income
Interest and dividends	469,450
Net appreciation in fair value of investments	4,484,984

TOTAL INVESTMENT INCOME	7,715,652

Deductions from net assets attributed to
Benefits paid to participants	2,621,847
Forfeitures used to offset employer contribution	38,958
Fees and expenses	3,900

TOTAL DEDUCTIONS	2,664,705

NET INCREASE	5,050,947

Net Assets Available for Benefits at Beginning of Year	21,519,848

Net Assets Available for Benefits at End of Year	$26,570,795

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN

The following is a brief description of the Post Properties, Inc. 401(k) Plan (the “Plan”). Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute a percentage, up to 100%, of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Post Properties, Inc.’s (the “Company” and “Plan Sponsor”) matching contributions are discretionary and currently the Company matches 50% of employee deferrals up to 6% of eligible compensation. The Company may make additional discretionary contributions, although to date it has not chosen to do so. Company contributions allocable to each participant for the Plan year ending December 31, 2008 that were contributed to the Plan in early 2009 were invested in accordance with each participant’s investment directives. Company contributions for the Plan year ending December 31, 2009 that were contributed to the Plan in early 2010 were made in Company common stock. Subsequent to the Company stock contributions, Plan participants have the option of transferring such investment to other investment funds offered by the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts: Each participant’s account is credited (charged) with the participant’s contribution and allocations of (1) the Company’s contributions and (2) Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of mutual funds, a common collective trust and a Company stock fund. See additional disclosures in Note 3 concerning the Company stock investments.

Voting Rights: Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted proportionately in accordance with instructions received from other participants in the Plan.

Vesting: Participants are fully vested in their contributions and the earnings (losses) thereon. Vesting in Company contributions and related earnings (losses) accrues using a graduated scale based on years of service. To earn a year of service, a participant must be credited with at least 1,000 hours of service during any plan year. Participants are fully vested after five years.

Participant Loans: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25% and have a definite repayment period, not to exceed five years except in the case of the purchase of a residence. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a portion of that vested interest.

Participants may withdraw up to 100% of their rollover account at any time. Participants may withdraw up to 100% of their employee deferrals and 100% of their vested matching and employer discretionary contributions at any time after attaining age 59 1/2.

Account balances under $1,000 are automatically distributed upon termination of service.

In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.

Administrative Expenses: Other than participant loan origination fees, all usual and reasonable costs of administering the Plan are paid by the Company.

Excess Contributions Payable: The Plan failed the Actual Deferral Percentage (ADP) discrimination test for 2009 and 2008. The

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

Company elected to have the highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $36,377 and $45,385 for 2009 and 2008, respectively, and are included as a liability in the statements of net assets available for benefits and are netted against participant contributions in the statement of changes in net assets available for benefits.

Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. The employer’s contribution receivable at December 31, 2009 of $700,006 is net of the 2009 forfeitures of $38,958. Forfeitures of $43,296 related to 2008 were used to reduce amounts actually contributed by the Company during 2009. There were no additional forfeitures for future use at December 31, 2009 or 2008.

NOTE 2 — ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The employer securities consist primarily of Post Properties, Inc. common stock, which is valued based on its quoted market price at year end.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Fair Value Measurements: The Plan applies the guidance in ASC Topic 820, “Fair Value Measurements and Disclosures.” ASC Topic 820 provides a definition of fair value and establishes a framework for measuring fair value. ASC Topic 820 defines fair value as the price that would be received to sell an asset in a transaction between willing market participants. Additional disclosures focusing on the methods used to determine fair value are also required using the following hierarchy:

•	Level 1 – Quoted prices in active markets for identical investments.

•	Level 2 – Inputs other than quoted prices that are observable for the investments, either directly or indirectly.

•	Level 3 – Unobservable inputs for the investments.

The Plan applies ASC Topic 820 in relation to the valuation of its investments. The following table presents the Plan’s investments reported at fair market value and the related level in the fair value hierarchy as defined by ASC Topic 820 used to measure those investments at December 31, 2009 and 2008:

	Fair value measurements as of December 31, 2009
Investments	Total	Level 1	Level 2	Level 3
Mutual Funds	$21,048,210	$21,048,210	$—	$—
Common collective trust	2,711,396	—	2,711,396	—
Employer securities	1,422,229	1,422,229	—	—
Participant loans	729,637	—	—	729,637

	Fair value measurements as of December 31, 2008
Investments	Total	Level 1	Level 2	Level 3
Mutual Funds	$16,384,371	$16,384,371	$—	$—
Common collective trust	2,304,559	—	2,304,559	—
Employer securities	1,253,554	1,253,554	—	—
Participant loans	721,754	—	—	721,754

Changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Participant loans fair value, beginning of year	$721,754	$576,288
Issuances and settlements, net	7,883	145,466

Participant loans fair value, end of year	$729,637	$721,754

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

Payments of Benefits: Benefits are recorded when paid.

NOTE 3 — INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets as of December 31:

	2009	2008
Diversified Pooled Stable Value Fund, at contract value (fair value of $2,711,396 and $2,304,559, respectively)	$2,707,090	$2,433,116
Columbia Acorn Fund	2,706,343	2,091,185
MFS Total Return Fund	2,407,515	2,223,330
Vanguard 500 Index Fund	2,380,327	2,191,589
Goldman Sachs Large Cap Value Fund	2,260,213	1,872,860
American Funds Capital World Growth & Income Fund	1,840,450	1,453,890
PIMCO Total Return Admin Fund	1,652,955	1,312,865
American Funds Growth Fund of America Fund	1,515,000	1,126,674
Post Properties, Inc. Common Stock Fund	1,422,229	1,253,554

Net appreciation in fair value of investments for the year ended December 31, 2009 is comprised of:

Mutual funds	$4,214,141
Common collective trust	63,826
Post Properties, Inc. common stock	207,017

$4,484,984

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

The Plan’s investment option related to Company common stock consists of the ownership of a common stock fund administered by Diversified Investment Advisors, Inc. The Company common stock fund consists of investments in Company common stock and cash. The common stock component of the fund is made up of whole shares of common stock and the cash is invested in an interest-bearing account. The interest on the cash investment plus any dividends paid on the Company common stock are reinvested into the fund. The cash component generally represents approximately 2% to 4% of the total fund and provides the fund liquidity for participant redemptions.

The unit value of the Company stock fund changes as the market value of the underlying common stock goes up or down. The unit value of the Company common stock fund is calculated on a daily basis. At December 31, 2009, the fund held 257,696 units at a unit value of approximately $5.52. The fund balance of $1,422,229 is comprised of 69,711 shares of Company common stock valued at $1,366,343, cash investments of $27,649, and dividends, interest and other receivables of $28,237. At December 31, 2008, the fund held 284,607 units at a unit value of approximately $4.40. The fund balance of $1,253,554 is comprised of 72,880 shares of Company common stock valued at $1,202,520, cash investments of $36,757, and dividends and interest receivables of $14,277.

Information about the net assets and significant components of the changes in net assets relating to the Company’s common stock is as follows as of December 31:

	2009	2008
Net Assets:
Post Properties, Inc. Common Stock Fund	$1,422,229	$1,253,554

Change in Net Assets:
Contributions	$31,988	$64,331
Dividends and interest	56,591	121,282
Net appreciation (depreciation) in fair value	207,017	(1,418,190)
Distributions to participants	(88,137)	(279,859)
Transfers to other investments	(38,784)	(89,613)

	$168,675	$(1,602,049)

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 4 — TAX STATUS

Effective September 1, 2009, the Plan was amended and restated to conform to a prototype plan document designed by the Plan’s record keeper, Diversified Investment Advisors, Inc., to comply with the appropriate sections of the IRC for tax-exempt plans. The Plan administrator and the Plan tax counsel believe that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the IRC. On this basis, the Plan administrator believes that, as of the date of these financial statements, the Plan was qualified and the related trust was tax-exempt.

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

As discussed above, the Plan held 257,696 units in the Company common stock fund at December 31, 2009 with a fair value of $1,422,229. At December 31, 2008, the Plan held 284,607 units in the Company common stock fund with a fair value of $1,253,554.

Certain Plan investments are shares of a collective trust sponsored by Massachusetts Fidelity Trust Company, an affiliate of Diversified Investment Advisors, Inc., the Plan’s record keeper. As a result, these transactions qualified as party-in-interest transactions. In addition, Diversified Investment Advisors, Inc. utilizes the services of State Street Bank & Trust Company as custodian and trustee for the remaining investments in the Plan.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the financial statements	$26,570,795	$21,519,848
Excess contributions payable to Plan participants	36,377	45,385

Net assets available per the Form 5500	$26,607,172	$21,565,233

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2009:

Participant contributions per the financial statements	$2,011,911
Excess contributions payable to Plan participants	36,377

Participant contributions per the Form 5500	$2,048,288

SUPPLEMENTAL INFORMATION

POST PROPERTIES, INC. 401(k) PLAN

EIN #56-1550675

PLAN #002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost		Current Value
* State Street Bank & Trust Company	Cash Reserve Account			$38,958
	Columbia Acorn Fund, 112,858 shares	(a	)	2,706,343
	MFS Total Return Fund, 183,359 shares	(a	)	2,407,515
	Vanguard 500 Index Fund, 28,066 shares	(a	)	2,380,327
	Goldman Sachs Large Cap Value Fund, 213,630 shares	(a	)	2,260,213
	American Funds Capital World Growth & Income Fund, 54,274 shares	(a	)	1,840,450
	PIMCO Total Return Admin Fund, 153,051 shares	(a	)	1,652,955
	American Funds Growth Fund of America Fund, 56,256 shares	(a	)	1,515,000
	American Funds EuroPacific Growth Fund, 29,723 shares	(a	)	1,119,991
	First American Mid Cap Growth Opportunities Fund, 32,948 shares	(a	)	1,050,061
	Victory Diversified Stock Fund, 60,236 shares	(a	)	842,107
	Black Rock LifePath 2040 Fund. 42,670 shares	(a	)	684,427
	Black Rock LifePath 2030 Fund. 37,263 shares	(a	)	495,978
	Goldman Sachs Mid Cap Value Fund, 15,577 shares	(a	)	451,443
	Black Rock LifePath 2020 Fund. 28,988 shares	(a	)	423,819
	Black Rock LifePath Retirement Fund. 32,043 shares	(a	)	346,067
	Allianz NFJ Small Cap Fund. 11,920 Shares	(a	)	276,434
	AIM Real Estate Fund, 14,833 shares	(a	)	263,596
	Vanguard Treasury Money Market Fund, 206,897 shares	(a	)	206,897
	Black Rock LifePath 2050 Fund. 5,093 shares	(a	)	85,629

	Mutual Fund Total			21,048,210

* Diversified Investment Advisors, Inc.	Diversified Pooled Stable Value Fund, 154,714 shares at contract value (fair value of $2,711,396)	(a	)	2,707,090

** Post Properties, Inc.	Common stock fund, 257,696 units	(a	)	1,422,229

* Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 4.25% to 9.25%			729,637

TOTAL (fair value of $25,911,472)				$25,907,166

* - Indicates party-in-interest to the Plan

** - All investments in Post Properties, Inc. common stock, a party-in-interest, are Participant directed.

(a) - Participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2010	By:	Post Properties, Inc.,
the Plan Administrator of the 401(k) Plan

/s/ Linda J. Ricklef
Linda J. Ricklef
Senior Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Gifford, Hillegass and Ingwersen, LLP